November 9, 2023

Ms. Marion Graham

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street N.E.

Washington, D.C. 20549

Re:	Nexscient, Inc. Registration Statement on Form S-1, as amended File No. 333-274532 Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Nexscient, Inc., a Delaware corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-274532) filed with the Commission on September 15, 2023, and as amended on October 19, 2023 and November 7, 2023 (the “Registration Statement”), so that it will be declared effective at 12:00 p.m. EDT on November 13, 2023, or as soon thereafter as practicable.

Respectfully,

/s/ Fred E. Tannous
President & CEO

Cc:	Jeff Kauten, Securities and Exchange Commission Kathleen Collins, Securities and Exchange Commission Megan Akst, Securities and Exchange Commission Jessica Lockett, Esq.

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